Exhibit 99.1

BROOKFIELD PROPERTY L.P.

SEVENTH AMENDMENT TO THE
FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. (the “Partnership”), dated as of February 20, 2019, as amended by a First Amendment dated as of March 21, 2019, as amended by a Second Amendment dated as of April 28, 2019, as amended by a Third Amendment dated as of August 20, 2019, as amended by a Fourth Amendment dated as of February 18, 2020, as amended by a Fifth Amendment dated as of April 21, 2020 and as amended by a Sixth Amendment dated as of July 26, 2021 (as amended, the “Agreement”), is made as of the 3rd day of August, 2021, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 17.1.13 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its powers of attorney from the Limited Partners), without the approval of any Limited Partner, may make any amendment that the Managing General Partner determines in its discretion does not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

(a) Section 1.1.4 is hereby deleted in its entirety and replaced with the following:

1.1.4. “Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of the Partnership, as amended by the First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 21, 2019, as amended by the Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 28, 2019, as amended by the Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 20, 2019, as amended by the Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 18, 2020, as amended by the Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 21, 2020, as amended by the Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of July 26, 2021 and as amended by the Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 3, 2021.

(b) Section 1.1.13 (the definition of “Book-Up Target”) is hereby deleted in its entirety and replaced with the following:

1.1.13.   INTENTIONALLY DELETED;

(c) Section 1.1.14 is hereby deleted in its entirety and replaced with the following:

1.1.14.   “BPR Group” means Brookfield Property REIT Inc., BPR OP, LP, the Operating Entities (as such term is defined in the Master Services Agreement) of BPR OP, LP and any other direct or indirect Subsidiary of BPR OP, LP;

(d) Section 1.1.15 (the definition of “BPR MSA”) is hereby deleted in its entirety and replaced with the following:

1.1.15.   INTENTIONALLY DELETED;

(e) Section 1.1.16 (the definition of “BPR Operating Entities”) is hereby deleted in its entirety and replaced with the following

1.1.16.   INTENTIONALLY DELETED;

(f) Section 1.1.57 is hereby deleted in its entirety and replaced with the following:

1.1.57.   “Fee Amount” has the same meaning assigned to the term “Management Fee” in the Master Services Agreement;

(g) Section 1.1.99 is hereby deleted in its entirety and replaced with the following:

1.1.99.   “Master Services Agreement” means the third amended and restated master services agreement dated the date hereof among, inter alia, Brookfield, Brookfield Property REIT Inc., BPR OP, LP, the Service Providers, the Partnership, BPY, the Holding Entities and others;

(h) Section 1.1.116 is hereby deleted in its entirety and replaced with the following:

1.1.116.   “Percentage Interest” means, as of the date of such determination, (i) as to any Partner other than a Preferred Unitholder, the quotient of the number of Partnership Interests other than Preferred Units held by such Partner divided by the total number of all Partnership Interests other than Preferred Units then Outstanding, expressed as a percentage, provided that (A) each BPY AO LTIP Unit prior to conversion into a FV LTIP Unit shall be treated as a fraction of an LTIP Unit equal to the AO LTIP Fraction for that BPY AO LTIP Unit for purposes of both the numerator and denominator and (B) prior to the Special FV LTIP Unit Full Participation Date for any Special FV LTIP Unit, the Percentage Interest for purposes of determining distributions pursuant to Section 5.2 will be calculated by only including in the numerator and denominator a number of such Special FV LTIP Units equal to the number of such Special FV LTIP Units outstanding multiplied by the Special FV LTIP Unit Sharing Percentage for such Special FV LTIP Units, and (ii) as to any Preferred Unitholder, the Percentage Interest shall at all times be zero;

(i) Section 1.1.145 (the definition of “Target Balance”) is hereby deleted in its entirety and replaced with the following:

1.1.145.   INTENTIONALLY DELETED;

(j) Section 1.1.155 (the definition of “Unrecovered Capital Amount”) is hereby deleted in its entirety and replaced with the following:

1.1.155.   “Unrecovered Capital Amount” means, as of the relevant date of determination and with respect to any Equity Unit, FV LTIP Unit or Managing General Partner Unit, an amount equal to the excess of (i) the Capital Amount then applicable to such Equity Unit, FV LTIP Unit or Managing General Partner Unit over (ii) the amount of distributions made in respect of such Equity Unit, FV LTIP Unit or Managing General Partner Unit pursuant to Section 5.2.4 or Section 16.3.3.4.3 during the period of time beginning on the date the Capital Amount in respect of each Equity Unit, FV LTIP Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on such date of determination; provided that, for the avoidance of doubt, the Unrecovered Capital Amount of each FV LTIP Unit as of the Arrangement Date (as defined in the Plan) will equal the Arrangement Date BPY Unit Value (as defined in the Plan);

(k) Section 1.1 is hereby amended by adding the following definition:

1.1.117.1   “Plan” has the meaning assigned to such term in Section 16.3.3.4.6;

2.	Amendments to Article 4

(a) Section 4.3.3.1 is hereby deleted in its entirety and replaced with the following:

4.3.3.1       any Liquidating Gain and Liquidating Loss shall be allocated pursuant to Section 4.3.1 assuming BPY AO LTIP Units participate in distributions pursuant to Section 16.3 determined as if the provisos in the last paragraph of Section 16.3 did not exist; provided that Liquidating Gain shall only be allocated in respect of a BPY AO LTIP Unit if such Unit is an Eligible BPY AO LTIP Unit; provided further that Liquidating Gain allocable in respect of an Eligible BPY AO LTIP Unit pursuant to Section 4.3 shall not exceed the amount of Liquidating Gain necessary to cause the Economic Capital Account Balance attributable to such Eligible BPY AO LTIP Unit to equal the portion of the Aggregate Adjusted Economic Balance attributable to the number of FV LTIP Units into which such Eligible BPY AO LTIP Unit would be convertible (assuming it was a Vested BPY AO LTIP Unit (as such term is defined in Schedule B hereto)) on such date;

(b) Section 4.3.3.4 is hereby deleted in its entirety and replaced with the following:

4.3.3.4       after a Partner’s conversion of a BPY AO LTIP Unit into FV LTIP Units, the Partnership will specially allocate Liquidating Gain and Liquidating Loss to the Partners until and in a manner that causes, as promptly as practicable, the portion of the Economic Capital Account Balance of the Partner converting the BPY AO LTIP Unit that is attributable to the FV LTIP Units received upon the conversion to equal the Economic Capital Account Balance of a corresponding number of FV LTIP Units; and

(c) Section 4.4.6 is hereby deleted in its entirety.

(d) Section 4.11 is hereby deleted in its entirety.

3.	Amendments to Article 5

(a) Section 5.2.2 is hereby amended by deleting the last paragraph after Section 5.2.2.8 in its entirety and replacing it with the following paragraph:

Notwithstanding anything to the contrary herein, a BPY AO LTIP Unit shall participate in distributions pursuant to Section 5.2 as if it were a FV LTIP Unit but taking into account its Percentage Interest (for the avoidance of doubt, as modified to reflect its AO LTIP Fraction); provided that (i) distributions in respect of a BPY AO LTIP Unit from proceeds from Interim Capital Transactions and borrowings shall not exceed the amount of net gain previously allocated or allocable in respect of such BPY AO LTIP Unit with respect to the asset or assets disposed of or that are subject to the applicable financing, (ii) a distribution in respect of a BPY AO LTIP Unit pursuant to Section 5.2 shall only be made from Available Cash realized by the Partnership after the issuance date of such AO LTIP Unit (but excluding cash from Capital Contributions) and (iii) BPY AO LTIP Units shall not participate in any distribution that is determined by the Managing General Partner, in its sole discretion, to be a “special distribution” that is treated as a BPY AO LTIP Unit Adjustment Event; provided further that amounts that otherwise would have been distributed to a BPY AO LTIP Unit but for the preceding proviso shall be distributed to the Partners pursuant to Section 5.2 except that for this purpose all BPY AO LTIP Units that are not eligible to participate in the distribution as a result of the preceding sentence shall be excluded from both the numerator and denominator in calculating Percentage Interests.

(b) Section 5.2.4.1 is hereby deleted in its entirety and replaced with the following:

5.2.4.1        first, to Partners other than Preferred Unitholders pro rata in proportion to the Unrecovered Capital Amounts attributable to the Equity Units, FV LTIP Units and Managing General Partner Units held by such Partners until the Unrecovered Capital Amount attributable to each such Unit is equal to zero; and

4.	Amendment to Article 16

Section 16.3 is hereby deleted in its entirety and replaced with the following:

16.3        Liquidation

Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 16.2, the Managing General Partner shall act, or cause one or more Persons to act, as the Liquidator. The Liquidator (if other than the Managing General Partner) shall be entitled to receive such compensation for its services as may be approved by a majority of the members of the Independent Committee. If the Managing General Partner is acting as the Liquidator, it shall not be entitled to receive any additional compensation for acting in such capacity. The Liquidator shall agree not to resign at any time without 15 days’ prior notice and (if other than the Managing General Partner) may be removed at any time, with or without cause, by notice of removal approved by a majority of the members of the Independent Committee. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by a majority of the members of the Independent Committee. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Section 16.3, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding-up and liquidation of the Partnership as provided for herein. The Liquidator shall proceed to dispose of the Assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to applicable Laws and the following:

16.3.1. the Assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidators and such Partners or Partners may agree; if any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 16.3.3 to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners; the Liquidator may distribute the Assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners;

16.3.2. liabilities of the Partnership, including amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 16.3) and amounts to Partners otherwise than in respect of their distribution rights under Section 5.2, shall be discharged; with respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment; when paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds; and

16.3.3. by the end of the taxable year in which the liquidation of the Partnership occurs (or, if later, within 90 days after the date of such liquidation), all property and all cash in excess of that required to discharge liabilities of the Partnership pursuant to Section 16.3.2 shall be distributed to the Partners as provided in this Section 16.3.3:

16.3.3.1       an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has not been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.2 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.2       only if there are no Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.4 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.3       only if there are no Preferred Units Outstanding, to the Partners holding Redemption-Exchange Units pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 16.3.3.3, will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred pursuant to Section 5.2.3.2 and not previously recovered; and

16.3.3.4       all other cash and property of the Partnership shall be distributed to the Partners as follows:

16.3.3.4.1       first, 100% to BPY until BPY has received pursuant to this Section 16.3.3.4.1 an amount equal to the excess of (1) the amount of BPY’s outlays and expenses incurred during the term of the Partnership, over (2) the aggregate amount of distributions received by BPY pursuant to Section 5.2.2.1;

16.3.3.4.2       second, 100% to the Special Limited Partner until the Special Limited Partner has received pursuant to this Section 16.3.3.4.2 an amount equal to the fair market value of the Equity Enhancement Distribution as determined in good faith by a third party independent valuator engaged by the Managing General Partner; provided that, such third party independent valuator shall be a nationally recognized investment banking, accounting or valuation firm which is independent of the Managing General Partner; provided further that, such amount shall not exceed 2.5 times the aggregate Equity Enhancement Distribution payments made to the Special Limited Partner during the immediately prior 24 months;

16.3.3.4.3       third, 100% to the Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units Outstanding) until there has been distributed pursuant to this Section 16.3.3.4.3 in respect of each Preferred Unit Outstanding an amount equal to any preferential distributions to which the Preferred Unitholders are entitled in the event of dissolution, liquidation, or winding-up of the Partnership under the terms of the Preferred Units then Outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);

16.3.3.4.4       fourth, if there are Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.4 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.4.5       fifth, if there are Preferred Units Outstanding, to the Partners holding Redemption-Exchange Units pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 16.3.3.4.5 will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred pursuant to Section 5.2.3.2 and not previously recovered;

16.3.3.4.6       sixth, 100% to the Partners other than Preferred Unitholders pro rata (i) in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and Managing General Partner Units held by the Partners until the Unrecovered Capital Amount attributable to each Equity Unit and Managing General Partner Unit is equal to zero and (ii) to FV LTIP Unitholders in an amount per FV LTIP Unit equal to the Redemption Amount (as defined in the Second Amended and Restated Brookfield Property L.P. FV LTIP Unit Plan (the “Plan”)); provided that, upon receipt of the Redemption Amount in respect of each FV LTIP Unit, such FV LTIP Unitholder shall not be entitled to any further distributions pursuant to this Section 16.3.3 in respect of any such FV LTIP Units, and the FV LTIP Units shall be excluded from both the numerator and denominator in calculating Percentage Interests for purposes of any other distributions pursuant to this Section 16.3.3;

16.3.3.4.7       seventh, 100% to the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests until there has been distributed pursuant to this Section 16.3.3.4.7 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on the date of distribution pursuant to this Section 16.3.3.4.7, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.6 during such period of time;

16.3.3.4.8       eighth, 15% to the Special Limited Partner and 85% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests, until there has been distributed pursuant to this Section 16.3.3.4.8 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the Second Distribution Threshold less the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on the date of distribution pursuant to this Section 16.3.3.4.8, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.7 during such period of time; and

16.3.3.4.9       thereafter, 25% to the Special Limited Partner and 75% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests.

Any distribution to the Special Limited Partner pursuant to Sections 16.3.3.4.8-16.3.3.4.9 shall be made to the Special Limited Partner in its capacity as a Special Limited Partner and without regard to the number of Special Limited Partner Units held by the Special Limited Partner.

Notwithstanding anything to the contrary herein, a BPY AO LTIP Unit shall participate in distributions pursuant to Section 16.3 as if it had been converted, in accordance with its terms, into FV LTIP Units as of the date of such distributions; provided that distributions in respect of a BPY AO LTIP Unit shall be limited to the holder’s Economic Capital Account Balance attributable to such BPY AO LTIP Unit as of the date of liquidation (and after taking into account any allocations pursuant to the liquidation); provided further that amounts that otherwise would have been distributed to a BPY AO LTIP Unit but for the preceding proviso shall be distributed to the Partners pursuant to Section 16.3 except that for this purpose all BPY AO LTIP Units that are not eligible to participate in the distribution as a result of the preceding sentence shall be excluded from both the numerator and denominator in calculating Percentage Interests.

5.	Amendment to Schedule B

Schedule B is hereby deleted in its entirety and replaced with the Schedule B attached hereto.

6.	Effective Date

This Amendment shall be effective as of August 3, 2021. The amendments contained herein to Sections 1.1.14, 1.1.15, 1.1.16, 1.1.57 and 1.1.99 will apply commencing July 1, 2021.

7.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

8.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the 3rd day of August, 2021.

MANAGING GENERAL PARTNER: BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED
By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE B

(see attached)

SCHEDULE B

BPY AO LTIP UNITS

1.	Designation

A class of Partnership Units in the Partnership designated as “BPY AO LTIP Units” is hereby established. BPY AO LTIP Units are intended to qualify as “profits interests” in the Partnership. The number of BPY AO LTIP Units that may be issued by the Partnership shall not be limited.

2.	DEFINITIONS

All terms used but not otherwise defined in this Schedule B shall have the meaning assigned to those terms in the Agreement. In addition, the following definitions shall be for the purpose of all parts of this Schedule B:

2.1           “AO LTIP Conversion Factor” shall mean, for a BPY AO LTIP Unit as of a particular date, the quotient of (i) the excess of (A) the Conversion Date Value (as defined below) as of such date over (B) the AO LTIP Unit Participation Threshold (as defined below) for such BPY AO LTIP Unit as of such date, divided by (ii) the Conversion Date Value as of such date.

2.2           “AO LTIP Unit Forced Conversion Date” shall mean, for each BPY AO LTIP Unit, the date specified as such herein or in the relevant Vesting Agreement or other documentation pursuant to which such BPY AO LTIP Unit is granted.

2.3           “AO LTIP Unit Participation Threshold” shall mean, for each BPY AO LTIP Unit, the amount specified as such in the relevant Vesting Agreement or other documentation pursuant to which such BPY AO LTIP Unit is granted, as adjusted in accordance with the terms of such Vesting Agreement and/or the Agreement.

2.4           “Capital Transaction” has the meaning ascribed thereto in Section 6.2.

2.5           “Constituent Person” has the meaning ascribed thereto in Section 6.2.

2.6            “Conversion Date Value” shall mean, as of any particular date, the Redemption Amount (as such term is defined in the Plan) of an FV LTIP Unit as of such date.

2.7            “Economic Capital Account Balance” with respect to a Partner shall mean an amount equal to its Capital Account balance, plus the amount of its share of any Partner Nonrecourse Debt Minimum Gain or Partnership Minimum Gain.

2.8            “Forced Conversion” has the meaning ascribed thereto in Section 6.2.

2.9            “LTIP Unit Conversion Date” has the meaning ascribed thereto in Section 6.4.

2.10          “LTIP Unit Conversion Notice” has the meaning ascribed thereto in Section 6.1.

2.11          “LTIP Unit Conversion Right” has the meaning ascribed thereto in Section 6.1.

2.12          “Partnership Minimum Gain” shall have the meaning set forth in Section 1.704-2(b)(2) of the Treasury Regulations.

2.13          “Redemption Right” has the meaning ascribed thereto in the Plan.

2.14          “Unvested BPY AO LTIP Units” has the meaning ascribed thereto in Section 3.

2.15          “Vesting Agreement” has the meaning ascribed thereto in Section 3.

2.16          “Vested BPY AO LTIP Units” has the meaning ascribed thereto in Section 3.

3.	Vesting

BPY AO LTIP Units may, in the sole discretion of the Managing General Partner, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of an award, vesting or other similar agreement (a “Vesting Agreement”). The terms of any Vesting Agreement may be modified by the Managing General Partner from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant Vesting Agreement or by the terms of any stock option plan pursuant to which the BPY AO LTIP Units are issued, if applicable. BPY AO LTIP Units that have vested and are no longer subject to forfeiture under the terms of a Vesting Agreement are referred to as “Vested BPY AO LTIP Units”; all other BPY AO LTIP Units are referred to as “Unvested BPY AO LTIP Units”.

4.	Forfeiture or Transfer of UnVested BPY AO LTIP Units

Unless otherwise specified in the relevant Vesting Agreement, upon the occurrence of any event specified in a Vesting Agreement resulting in the forfeiture of any BPY AO LTIP Units, then, upon the occurrence of the circumstances resulting in such forfeiture, the relevant BPY AO LTIP Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the relevant Vesting Agreement, no consideration or other payment shall be due with respect to any BPY AO LTIP Units that have been forfeited, other than any distributions declared with a record date prior to the effective date of the forfeiture.

5.	intentionally deleted

6.	ConverSION OF bpy ao LTIP Units into FV LTIP Units

6.1           A BPY AO LTIP Unitholder shall have the right (the “LTIP Unit Conversion Right”), at his or her option, at any time to convert all or a portion of his or her Vested BPY AO LTIP Units into FV LTIP Units. In order to exercise his or her LTIP Unit Conversion Right, a BPY AO LTIP Unitholder shall deliver a notice (a “LTIP Unit Conversion Notice”) in the form attached as Exhibit X hereto. Holders of BPY AO LTIP Units shall not have the right to convert Unvested BPY AO LTIP Units into FV LTIP Units until they become Vested BPY AO LTIP Units; provided, however, that when a BPY AO LTIP Unitholder is notified of the expected occurrence of an event that will cause his or her Unvested BPY AO LTIP Units to become Vested BPY AO LTIP Units (or at such other times as is permitted by the Managing General Partner), such holder may give the Partnership an LTIP Unit Conversion Notice conditioned upon and effective as of the time of vesting (or the occurrence of such other event as may be permitted by the Managing General Partner), and such LTIP Unit Conversion Notice shall become effective upon the time of such vesting (or such other event) unless it is revoked by the holder of the BPY AO LTIP Units prior to such time. In all cases, the conversion of any BPY AO LTIP Units into FV LTIP Units shall be subject to the conditions and procedures set forth in this Section 6.

6.2           If the Partnership, the Managing General Partner or BPY shall be a party to any transaction (including without limitation a merger, consolidation, unit exchange, self tender offer for all or substantially all the FV LTIP Units or other business combination or reorganization, or sale of all or substantially all of the Partnership’s assets) as a result of which the FV LTIP Units shall be exchanged for or converted into the right, or the FV LTIP Unitholders shall otherwise be entitled, to receive cash, securities or other property or any combination thereof (any such transaction being referred to herein as a “Capital Transaction”), then the Managing General Partner shall have the right, immediately prior to the Capital Transaction, to convert some or all outstanding BPY AO LTIP Units into FV LTIP Units (a “Forced Conversion”). In anticipation of such Forced Conversion and the consummation of the Capital Transaction, the Partnership shall use commercially reasonable efforts to cause each BPY AO LTIP Unitholder to be afforded the right to receive in connection with such Capital Transaction in consideration for the FV LTIP Units into which his or her BPY AO LTIP Units will be converted the same kind and amount of cash, securities and other property (or any combination thereof) receivable upon the consummation of such Capital Transaction by a BPY AO LTIP Unitholder of the same number of FV LTIP Units, assuming such FV LTIP Unitholder is not a Person with which the Partnership consolidated or into which the Partnership merged or which merged into the Partnership or to which such sale or transfer was made, as the case may be (a “Constituent Person”), or an Affiliate of a Constituent Person. In the event that FV LTIP Unitholders have the opportunity to elect the form or type of consideration to be received upon consummation of the Capital Transaction, prior to such Capital Transaction the Managing General Partner shall give prompt written notice to each BPY AO LTIP Unitholder of such election, and shall use commercially reasonable efforts to afford such holders the right to elect, by written notice to the Managing General Partner, the form or type of consideration to be received upon conversion of each BPY AO LTIP Unit held by a BPY AO LTIP Unitholder into FV LTIP Units in connection with such Capital Transaction. If a BPY AO LTIP Unitholder fails to make such an election, such BPY AO LTIP Unitholder (and any of its transferees) shall receive upon conversion of each BPY AO LTIP Unit held by him or her (or by any of his or her transferees) the same kind and amount of consideration that a FV LTIP Unitholder would receive if such holder of FV LTIP Units failed to make such an election.

6.3           On the AO LTIP Unit Forced Conversion Date, Vested BPY AO LTIP Units that have not previously been converted shall be converted into FV LTIP Units without any further action.

6.4           The date on which a BPY AO LTIP Unit shall be converted into FV LTIP Units (the “LTIP Unit Conversion Date” for such unit) shall be: (i) in the event of a conversion upon the exercise of the LTIP Unit Conversion Right, the date on which the Partnership receives the LTIP Unit Conversion Notice for the conversion of such BPY AO LTIP Unit (or, if later, the date upon which such LTIP Unit Conversion Notice becomes effective), (ii) in the event of a Forced Conversion, immediately prior to the applicable Capital Transaction or (iii) in the event of a conversion pursuant to Section 6.3 above, the AO LTIP Unit Forced Conversion Date.

6.5           On the LTIP Unit Conversion Date for a BPY AO LTIP Unit, such BPY AO LTIP Unit will be converted into a number (or fraction thereof) of FV LTIP Units equal to the AO LTIP Conversion Factor for such BPY AO LTIP Unit on such date.

6.6           A conversion of BPY AO LTIP Units for which the holder thereof has given an LTIP Unit Conversion Notice or that have converted upon the AO LTIP Unit Forced Conversion Date shall occur automatically after the close of business on the applicable LTIP Unit Conversion Date without any further action on the part of such BPY AO LTIP Unitholder, as of which time such BPY AO LTIP Unitholder shall be credited on the books and records of the Partnership with the issuance of the number of FV LTIP Units issuable upon such conversion. After the conversion of BPY AO LTIP Units as aforesaid, the Partnership shall deliver to such BPY AO LTIP Unitholder, upon his or her written request, a certificate of the Managing General Partner certifying the number of FV LTIP Units and remaining BPY AO LTIP Units, if any, held by such Person immediately after such conversion.

6.7           For purposes of making future allocations under the Agreement, reference to a Partner’s portion of its Economic Capital Account Balance attributable to his or her BPY AO LTIP Units shall exclude, after the date of conversion of any of such Partner’s BPY AO LTIP Units, the portion of such Partner’s Economic Capital Account Balance attributable to the converted BPY AO LTIP Units.

7.	Redemption Right of BPY AO LTIP Unitholders

7.1           BPY AO LTIP Units will not be redeemable at the option of the Partnership; provided, however, that the foregoing shall not prohibit the Partnership from repurchasing BPY AO LTIP Units from the BPY AO LTIP Unitholder thereof if and to the extent that such BPY AO LTIP Unitholder agrees to sell such BPY AO LTIP Units.

7.2           Except as otherwise set forth in the relevant Vesting Agreement or other separate agreement entered into between the Partnership and a BPY AO LTIP Unitholder, and subject to the terms and conditions set forth herein or in the Agreement, on or at any time after the applicable LTIP Unit Conversion Date each BPY AO LTIP Unitholder will have the right to exercise the Redemption Right, as set forth in the Plan, with respect to all or any portion of the FV LTIP Units into which such BPY AO LTIP Unitholder’s BPY AO LTIP Units were converted.

7.3           Each BPY AO LTIP Unitholder covenants and agrees with the Managing General Partner that all FV LTIP Units with respect to which the Redemption Right is exercised shall be delivered to the Managing General Partner free and clear of all liens, claims and encumbrances whatsoever and should any such liens, claims and/or encumbrances exist or arise with respect to such FV LTIP Units, the Partnership shall be under no obligation to redeem the same. Each BPY AO LTIP Unitholder further agrees that, in the event any state or local property transfer tax is payable as a result of the redemption or exchange of its FV LTIP Units in connection with the exercise of the Redemption Right, such BPY AO LTIP Unitholder shall assume and pay such transfer tax.

7.4           Notwithstanding any other provision of this Agreement, a BPY AO LTIP Unitholder (i) shall not be entitled to exercise the Redemption Right to the extent the right to acquire BPY Units upon exercise of the Exchange Right could cause such BPY AO LTIP Unitholder or any other Person to violate any of the restrictions on transfer of BPY Units set forth in the BPY Partnership Agreement and (ii) shall have no rights under this Agreement to acquire BPY Units which would otherwise be prohibited under the BPY Partnership Agreement. To the extent any attempted exercise of the Redemption Right would be in violation of this Section 7.4, it shall be null and void ab initio and such BPY AO LTIP Unitholder shall not acquire any rights or economic interest in the cash otherwise payable upon such redemption or the BPY Units otherwise issuable upon such exchange.

7.5           Notwithstanding anything herein to the contrary (but subject to Section 7.4): (i) without the consent of the Managing General Partner otherwise, each BPY AO LTIP Unitholder may exercise the Redemption Right only one time in each fiscal quarter; (ii) without the consent of the Managing General Partner otherwise, each BPY AO LTIP Unitholder may not exercise the Redemption Right for fewer than 1,000 FV LTIP Units or, if the BPY AO LTIP Unitholder holds fewer than 1,000 FV LTIP Units, all of the FV LTIP Units held by such BPY AO LTIP Unitholder; (iii) without the consent of the Managing General Partner otherwise, each BPY AO LTIP Unitholder may not exercise the Redemption Right during the period after the record date established in accordance with the Agreement for the distribution of cash to FV LTIP Unitholders with respect to a distribution and before the record date established by BPY for a distribution to its unitholders of some or all of its portion of such distribution; and (iv) the consummation of any redemption or exchange for BPY Units pursuant to the Redemption Right shall be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

7.6           Notwithstanding anything herein to the contrary (but subject to Section 6), a BPY AO LTIP Unitholder may deliver a Redemption Notice relating to FV LTIP Units that will be issued to such BPY AO LTIP Unitholder upon conversion of BPY AO LTIP Units into FV LTIP Units pursuant to Section 6 in advance of the LTIP Unit Conversion Date; provided, however, that the redemption of such FV LTIP Units by the Partnership shall in no event take place until the LTIP Unit Conversion Date.

8.	Voting Rights

Except as provided in Section 9, holders of BPY AO LTIP Units shall not have the right to vote on any matters submitted to a vote of the Limited Partners.

9.	Special Approval Rights

BPY AO LTIP Unitholders shall only (a) have those voting rights required from time to time by non-waivable provisions of the Laws of Bermuda, if any, and (b) have the limited voting rights expressly set forth in this Section 9. The Managing General Partner and/or the Partnership shall not, without the affirmative vote of BPY AO LTIP Unitholders of more than 50% of the then outstanding BPY AO LTIP Units affected thereby, given in person or by proxy, either in writing or at a meeting (voting separately as a class), take any action that would materially and adversely alter, change, modify or amend, whether by merger, consolidation or otherwise, the rights, powers or privileges of such BPY AO LTIP Units, subject to the following exceptions: (i) no separate consent of the BPY AO LTIP Unitholders will be required if and to the extent that any such alteration, change, modification or amendment would, in a ratable and proportional manner, alter, change, modify or amend the rights, powers or privileges of the FV LTIP Units; (ii) a merger, consolidation or other business combination or reorganization of the Partnership, the Managing General Partner, BPY or any of their Affiliates shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the BPY AO LTIP Units so long as either: (w) the BPY AO LTIP Units that are then eligible for conversion are converted into FV LTIP Units immediately prior to the effectiveness of the transaction; (x) the BPY AO LTIP Unitholders either will receive, or will have the right to elect to receive, for each BPY AO LTIP Unit an amount of cash, securities, or other property equal to the amount of cash, securities or other property that would be paid in respect of such BPY AO LTIP Unit had it been converted into a number of FV LTIP Units (or fraction of a FV LTIP Unit, as applicable under the terms of such BPY AO LTIP Units) immediately prior to the transaction; (y) the BPY AO LTIP Units remain outstanding with their terms materially unchanged; or (z) if the Partnership is not the surviving entity in such transaction, the BPY AO LTIP Units are exchanged for a security of the surviving entity with terms that are materially the same with respect to rights to allocations, distributions, redemption, conversion and voting as the BPY AO LTIP Units; (iii) any creation or issuance of Partnership Units (whether ranking junior to, on a parity with or senior to the BPY AO LTIP Units in any respect), which either (x) does not require the consent of the FV LTIP Unitholders or (y) is authorized by the FV LTIP Unitholders shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the BPY AO LTIP Units; and (iv) any waiver by the Partnership of restrictions or limitations applicable to any outstanding BPY AO LTIP Units with respect to any holder or holders thereof shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the BPY AO LTIP Units with respect to other holders. The foregoing voting provisions will not apply if, as of or prior to the time when the action with respect to which such vote would otherwise be required will be taken or be effective, all outstanding BPY AO LTIP Units shall have been converted and/or redeemed, or provision is made for such redemption and/or conversion to occur as of or prior to such time.

10.	LTIP Unitholder’s Rights to Transfer

Subject to the terms of the relevant Vesting Agreement or other document pursuant to which BPY AO LTIP Units are granted, except in connection with the exercise of the Redemption Right, a BPY AO LTIP Unitholder may not transfer all or any portion of his or her BPY AO LTIP Units without the prior written consent of the Managing General Partner, which consent may be given or withheld in the Managing General Partner’s sole and absolute discretion.

11.	CURRENCY TRANSLATION

Amounts to be calculated and paid pursuant to this Schedule B shall be calculated and paid in U.S. Dollars. If necessary, any amounts not denominated in U.S. Dollars shall be converted into U.S. Dollars in accordance with Section 4.9 Currency Translation of the Agreement.

EXHIBIT X

Notice of Election by Partner to Convert BPY AO LTIP Units into FV LTIP Units

The undersigned BPY AO LTIP Unitholder hereby irrevocably elects to convert the number of Vested BPY AO LTIP Units in Brookfield Property L.P. (the “Partnership”) set forth below into FV LTIP Units in accordance with the terms of the Fourth Amended and Restated Limited Partnership Agreement of the Partnership, as amended.

The undersigned hereby represents, warrants, and certifies that the undersigned: (a) has title to such BPY AO LTIP Units, free and clear of the rights or interests of any other Person other than the Partnership; (b) has the full right, power, and authority to cause the conversion of such BPY AO LTIP Units as provided herein; and (c) has obtained the consent or approval of all persons or entities, if any, having the right to consent or approve such conversion.

In accordance with the terms of the Third Amended and Restated Limited Partnership Agreement of the Partnership, as amended, the holder of BPY AO LTIP Units being converted is obligated, in the event any state or local property transfer tax is payable as a result of such conversion, to assume and pay such transfer tax.

Name of LTIP Unitholder:

Number of BPY AO LTIP Units to be Converted:

(Signature of BPY AO LTIP Unitholder: Sign Exact Name as Registered with Partnership)

(Street Address)

(City)	(State/Province)	(Zip Code/Postal Code)